Exhibit (a)(9)

MEMORANDUM

TO:	ASSOCIATE STOCK PURCHASE PLAN PARTICIPANTS

FROM:	GAIL HEIN, DIRECTOR OF HUMAN RESOURCES

SUBJECT:	DISCONTINUATION OF THE ASSOCIATE STOCK PURCHASE PLAN

DATE:	10/1/2007

As a result of the tender offer for United Retail stock by a subsidiary of Redcats USA, Inc., the Associate Stock Purchase Plan (“ASPP”) will be discontinued effective September 30, 2007.

Pursuant to a Merger Agreement entered into between United Retail Group, Inc. (“Company”), Redcats USA, Inc. (“Redcats”), and one of its wholly-owned subsidiaries, Redcats commenced a tender offer on September 25, 2007 to purchase at least a majority (and up to all) of the fully diluted shares of Company Common Stock.

Participants in the ASPP can instruct the Administrator, Computershare, to tender shares held in the Company Stock Fund by returning a special instruction form that they will receive in their home mail.

If you instruct Computershare to tender all of your Plan Shares, you are instructing the Plan to surrender those shares for cash in connection with the Offer.  If the sale is completed, the cash proceeds (less any applicable taxes) will be distributed to your address of record.

This memorandum is neither an offer to purchase nor a solicitation of an offer to sell shares of United Retail Group, Inc. (“the Company”).  On September 25, 2007, a wholly owned subsidiary of Redcats USA, Inc. (“Redcats”) filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.

You may download a free copy of these documents and other documents filed by the Company or Redcats with the Securities and Exchange Commission (the "SEC") from the website maintained by the SEC at www.sec.gov.

In addition, you will receive a hard copy of these documents in the mail.

Should you have any questions, please give me a call at 201-909-2115